UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

      Allergan Ligand Retinoid Therapeutics, Inc. (ALRIZ)

                        (Name of Issuer)

                     Callable Common Stock

                (Title of Class of Securities)

                      CUSIP No. 01849P206
                        (CUSIP Number)

                       Thomas F. Steyer
               Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                San Francisco, California  94111
                         (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          April 29, 1997


(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     289,097

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     289,097

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     289,097

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.9%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     347,491

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     347,491

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     347,491

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     10.7%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     95,267

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     95,267

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     95,267

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.9%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     21,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     21,200

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     21,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.7%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     50,990

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     50,990

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     50,990

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.6%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     164,055

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     164,055

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     164,055

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     5.0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     804,045

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     804,045

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     804,045

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     24.7%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     804,045

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     804,045

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     804,045

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     24.7%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 10 to Schedule 13D amends the
Schedule 13D initially filed on July 20, 1995
(collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source and Amount of Funds and Other
         Consideration.

     Item 3 of the Schedule 13D is
amended and supplemented by the following:

     The net investment cost (including commissions) is $646,181 for the 24,100 Units acquired by FCP since the filing of the prior Schedule 13D, $359,287 for the 13,400 Units acquired by FCIP since the filing of the prior Schedule 13D, $34,856 for the 1,300 Units acquired by FCIP II since the filing of the prior
Schedule 13D, $72,394 for the 2,700 Units acquired by
FCIP III since the filing of the prior Schedule 13D, $107,250 for the 4,000 Units acquired by Tinicum since the filing of the prior Schedule 13D and $576,469 for the 21,500 Units held by the Managed Accounts since the filing of the prior Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II, and FCIP
III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital, from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements (the
"Credit Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING").
FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts

PAGE
may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Units.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     As reported in the previous Schedule 13D, the purpose of the acquisition of the Units is for investment, and the acquisitions of the Units by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any
specific plan or proposal to acquire or dispose of Units, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units or dispose of any or all of its Units depending upon an ongoing evaluation of the investment in the Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No
Reporting Person has made a determination regarding a maximum or minimum number of Units which it may hold at any point in time. If the Reporting Persons do acquire additional Units, the Reporting Persons will acquire certain rights associated with such Unit ownership, including the right to elect members of the Board of Directors, and may therefore be deemed to have "control" of the Company as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1924, as amended.

      Except to the extent the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4

PAGE
of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these discussions, however, the Reporting Persons may develop a plan or proposal or may discuss and/or endorse plans or proposals raised by the board of directors, management or other shareholders.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     A.     Farallon Capital Partners, L.P.

            (a),(b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,250,000 Units outstanding as of February 28, 1997 as reported by the Company in its 10K for the year ending December 31, 1996.

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.


PAGE

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II,
L.P.
            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)        Not applicable.

      D.   Farallon Capital Institutional Partners III,
L.P.
            (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
III is incorporated herein by reference.

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Units and/or
Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      E.    Tinicum Partners, L.P.

            (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     The trading dates, number of Units
(and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes,
Fish, Fremder, Millham, Mellin, and Moore are managing members of FCMLLC.

PAGE

             (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a),(b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of

PAGE
 the Units and/or Shares.  FCMLLC, as an
investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      K.     Fleur E. Fairman

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

PAGE

             (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts.
Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      N.    William F. Mellin

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed
Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

PAGE

      O.     Stephen L. Millham

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts.
Millham is a managing member of FCMLLC
and FPLLC.

            (e)     Not applicable.

     P.     Meridee A. Moore

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts.
Moore is a managing member of FCMLLC
and FPLLC.

            (e)     Not applicable.

     Q.     Thomas F. Steyer

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships,
including the disposition of the proceeds of the
sale of the Units and/or Shares.   FCMLLC, as an
investment adviser, has

PAGE
the power to direct the disposition of the proceeds of the sale of the Units and/or Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     The Units (and corresponding Shares) reported hereby for FCP, FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Units (and corresponding Shares). Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units (and corresponding Shares) other than the Units (and corresponding Shares) owned by the Managed Accounts. FCMLLC may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Managed
Accounts.  Each of FCMLLC, FPLLC, Boilini,
Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units (and corresponding Shares).

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P., and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

                        SCHEDULE A


               FARALLON CAPITAL PARTNERS, L.P.



                        NO. OF UNITS            PRICE
      TRADE DATE         PURCHASED            PER UNIT<1>
                                             (including
                                             commission)

        4/29/97          24,100               $26.81


<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.

PAGE

                        SCHEDULE B


           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                       NO. OF UNITS             PRICE
      TRADE DATE        PURCHASED             PER UNIT<1>
                                              (including
                                              commission)

        4/29/97           13,400                $26.81




<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.


PAGE

                        SCHEDULE C


         FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.



                       NO. OF UNITS            PRICE
      TRADE DATE         PURCHASED           PER UNIT<1>
                                             (including
                                             commission)

        4/29/97           1,300                $26.81





<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.

                        SCHEDULE D


        FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.



                      NO. OF UNITS              PRICE
      TRADE DATE        PURCHASED             PER UNIT<1>
                                              (including
                                              commission)

       4/29/97           2,700                 $26.81




<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.

                        SCHEDULE E


                   TINICUM PARTNERS, L.P.


                       NO. OF UNITS           PRICE
      TRADE DATE         PURCHASED          PER UNIT<1>
                                            (including
                                            commission)


      4/29/97             4,000               $26.81


<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.



PAGE

                        SCHEDULE F


               FARALLON CAPITAL MANAGEMENT, L.L.C.


                       NO. OF UNITS           PRICE
      TRADE DATE         PURCHASED          PER UNIT<1>
                                            (including
                                            commission)

        4/29/97           16,100             $26.81

        4/29/97            2,700             $26.81

        4/29/97            2,700             $26.81



<1>As the Shares currently trade as a Unit, together
with warrants of Ligand Pharmaceuticals, Inc., the reported price is a per Unit price. Each Unit consists of one Share and two warrants of Ligand Pharmaceuticals, Inc. For purposes of this Schedule 13D, the per Share price has been derived by attributing all of the Unit price to the related Share.



